FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report on Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of May, 2003



                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                      -------------------------------------
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                      ------------------------------------
                    (Address of Principal Corporate Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                     Form 40-F
                        -----                            -----


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                               No  X
                        -----                            -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                               -----

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The Registrant hereby announces the completion of the reverse stock split, that became effective May 29, 2003, pursuant to which 4 ordinary shares 1 NIS nominal value were consolidated into one ordinary share 4 NIS nominal value.

Attached hereto and incorporated by reference is the following Registrant's press release:

BOS Shareholders Approve a 4:1 Reverse Split Effective May 29, 2003; Dated May 22, 2003.



Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         B.O.S. Better On-Line Solutions, Ltd.
                                         (Registrant)

                                         By: /s/  ISRAEL GAL
                                             ---------------
                                             Israel Gal
                                             President and CEO

Dated: June 2, 2003